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                                               WIND POINT PARTNERS
                                               676 N. Michigan Ave., Suite 3300
                                               Chicago, IL 60611


FOR IMMEDIATE RELEASE
AUGUST 18, 2000


                       BUSHNELL SPORTS OPTICS TENDER OFFER
                       FOR SERENGETI EYEWEAR, INC. CLOSES

CHICAGO, ILL., AUGUST 18, 2000 - Bushnell Sports Optics, an operating name of Worldwide Sports and Recreation, Inc., today announced that Sunshine Acquisition, Inc., its wholly owned subsidiary, has completed its all-cash tender offer for all of the outstanding shares of common stock of Serengeti Eyewear, Inc. (OTC: SOLR) at $3.95 per share. The tender offer expired at 11:00 AM New York City time on Thursday, August 17, 2000.

Bushnell accepted for payment all of the 2,283,914 shares of Serengeti common stock validly tendered and not withdrawn prior to the expiration of the offer which represents approximately 95.8% of the outstanding shares of Serengeti common stock and which does not include the 24,501 shares delivered pursuant to notices of guaranteed delivery. Promptly after the consummation of the tender offer, Bushnell merged Sunshine Acquisition with and into Serengeti. As a result of the merger, Serengeti has become a wholly owned subsidiary of Bushnell and each remaining outstanding share of Serengeti has been converted, subject to appraisal rights, into the right to receive $3.95 in cash, without interest.

Bushnell is a global manufacturer and marketer of branded consumer products based in Overland Park, Kansas. Bushnell is a leading supplier of high quality sports optics including binoculars, telescopes, riflescopes, night vision, ski goggles, laser rangefinders, sunglasses and safety glasses marketed under the Bushnell, Bolle, and Bausch & Lomb-Registered Trademark- brand names.

Morrow & Co., Inc. (212-754-8000) is acting as the Information Agent for the tender offer.

For further information please contact:

Richard R. Kracum
Chairman
Worldwide Sports and Recreation, Inc.
Tel: 312-255-4800


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